November 10, 2009

U.S. Securities and Exchange Commission
Dale Welcome, Division of Corporation Finance
100 F Street, NE
Washington, D.C 20549-7010

RE:	Granite Falls Energy, LLC
Form 10-K for the Fiscal Year Ended October 31, 2008
Form 10-Q for the Fiscal Quarter Ended January 31, 2009
Form 10-Q for the Fiscal Quarter Ended April 30, 2009
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
File No. 000-51277

Dear Mr. Welcome:

We are in receipt of your letter dated October 27, 2009 providing comments to the above-reference periodic reports for the Company. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. To facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Results of Operations, page 29

1.	We note that in your Form 10-K for the fiscal year ended October 31, 2008 you discuss the impact that the average price of ethanol per gallon and distillers grains per ton had on your revenue from period-to-period. We also note that in subsequent quarterly reports you provided additional tabular disclosures of revenue sources and additional data, including volumes sold, that impacted your results. Please confirm that you intend to provide these tabular disclosures in future annual filings. Also, please revise your future annual and quarterly filings to include a discussion of the changes in volumes sold and the reason(s) for such changes.

RESPONSE: We will revise future filings as suggested.

Item 9. Financial Statements and Supplementary Data, page 38

Statements of Cash Flows, page 43

2.	Please supplementally tell us why you classified certain changes in restricted cash as an operating activity and explain to us how this classification complies with FASB ASC 23-10-45 (previously SFAS 95). This comment is also applicable to your subsequent quarterly filings.

RESPONSE: We have followed the guidance of ASC 230-10-45. As stated by that guidance:

A statement of cash flows shall classify cash receipts and cash payments as resulting from investing, financing, or operating activities.

In order to properly classify any change in restricted cash, we analyze the underlying transaction requiring the restricted cash to determine if it should be classified as investing, financing or operating activity. We classified certain changes in restricted cash as an operating activity because the change in this balance was directly related to our derivative account activity which is also classified as an operating activity due to all of our derivatives not qualifying for hedge accounting. As such, all changes in fair value or cash settlements of these derivatives are included in earnings. So the change in restricted cash required by the derivative broker for margin rules that are maintained as part of our ethanol and corn derivative positions are included in operating activities.

Certain restricted cash requirements are mandatory under our revolving line of credit agreement. As the underlying transaction for this restricted cash is a financing activity, this restricted cash change is included as a financing activity.

3.	Please supplementally explain to us how the amounts that appear in the line item “derivative instruments” reconcile to other disclosures in your financial statements.

RESPONSE: The following is a reconciliation of the line item “derivative instruments” to the other disclosures in the financial statements:

Derivative instruments balance 10/31/07 (per balance sheet)	$(247,038)
Add: Reduction in fair value on ethanol related derivatives (per F/N 5):	(7,281,662)
Add: Increase in fair value on corn related derivatives (per F/N 5):	3,856,680
Add: Derivative instruments balance 10/31/08 (per balance sheet):	568,822

Change in Derivative Instruments (per cash flow statement)	$4,240,842

These changes have no impact on the “cash provided by operating activities” in total.

4.	We note that the “change in fair value of derivative instruments” for fiscal 2008 reconciles to the amounts disclosed in Note 5. Please supplementally tell us why the amounts for fiscal 2007 and fiscal 2006 do not appear to reconcile to the aforementioned footnote disclosure.

RESPONSE: The Statement of Cash Flows for fiscal 2008, 2007, and 2006 should read:

	2008	2007	2006
Change in Fair Value of Derivative Instruments:	$3,424,981	$(5,492,007)	$(776,763)
Changes in assets and liabilities Derivative instruments	$(4,240,841)	$9,805,326	$2,966,876

These changes have no impact on the “cash provided by operating activities.”

Note 12 — Commitments and Contingencies, page 51
Ethanol Marketing Agreement, page 51

5.	We note your disclosures that Aventine had the option to require you to purchase their units at the IPO price. Please tell us how you determined that these units were appropriately classified in permanent equity at each balance sheet data. Also, please tell us if any other outstanding units have any redemptive provisions and, if applicable, tell us why you believe those units are also appropriately classified in permanent equity.

RESPONSE: We discovered the misclassification of the membership units previously owned by Aventine Renewable Energy, Inc. during the first quarter of 2009. Since the Company did not have redemption (put) control, these units should have been classified as Mezzanine Equity (see Rule 5-02.28 of Regulation S-X) instead of within permanent equity as previously classified. Upon noting the misclassification, we performed the following SAB 99 qualitative analysis for the previously filed financial statements to see if the misclassification was material for amending those filings:

1.	whether the misstatement masks a change in earnings or other trends –does not mask a trend – no income effect

2.	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise – not publicly traded so no analyst expectations

3.	whether the misstatement changes a loss into income or vice versa — – no income effect

4.	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – no, only one segment

5.	whether the misstatement affects the registrant’s compliance with regulatory requirements – no regulatory requirements that are financial related.

6.	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – did not affect any covenants

7.	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – no income effect so would not have changed bonus calculations.

8.	whether the misstatement involves concealment of an unlawful transaction. – no

9.	whether the misstatement was intentional – not intentional

Based on the procedures and analysis performed above and quantitative analysis, our position is the misclassification does not require a restatement of the previously filed financial statements. We also confirm there are no other outstanding units that have a redemption provision.

Corn Storage and Grain Handling Agreement and Purchase Commitments, page 52

6.	We note your disclosure related to the forward purchase contract you entered into for corn purchases of approximately $5.4 million in November 2009. It appears to us that you determined that this contract qualifies for the normal purchases and sales exception under SFAS 133. Please confirm if our understanding is correct and, if so, please tell us and clarify in future filings how you determined this accounting treatment is appropriate.

RESPONSE: The disclosure related to the forward corn purchase contract that we entered into should be been dated “November 2008” vs. “November 2009.” As you stated, you are correct that we have determined that this contract qualifies for the normal purchases and sales exemption under FASB ASC 815-10-15 (previously SFAS 133 p.10b). We will include a statement in future filing disclosures that explains the determination of this accounting treatment.

Exhibit 31 — Section 302 Certifications

7.	We note that paragraph 4(d) of your Form 10-K certifications omits the language, “registrant’s most recent fiscal quarter” and “in the case of an annual report”, as required. Additionally, your Form 10-Q for each of the fiscal quarters ended January 31, 2009, April 30, 2009, and July 31, 2009 omits the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). In this regard, please revise future annual and quarterly filings to provide your certifications using the exact language as provided in Item 601(B)(31) of Regulation S-K.

RESPONSE: We will revise future filings as suggested.

Exhibit 31 — Section 302 Certifications
Exhibit 32 — Section 906 Certifications

8.	We note that the certifications appearing in Exhibits 31 and 32 of your Form 10-K for the fiscal year ended October 31, 2008 have been improperly dated as January 27, 2008, instead of 2009. The date of your certifications should be at the time of filing the periodic report. See Rule 13a-14 or Rule 15d-14 of the Exchange Act for guidance. In this regard, please amend your Form 10-K to provide appropriately dated certifications. Please note that your amended Form 10-K is required to include the entire periodic report.

RESPONSE: We will revise our Section 302 certifications and Section 906 certifications and amend the 10-K for the fiscal year ended October 31, 2008. We will file the amended report once we have resolved all the above comments to the satisfaction of the Commission.

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stacie Schuler

Stacie Schuler
Chief Financial Officer